FOIA Confidential Treatment Request
The entity requesting confidential treatment is
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
Attn: Stephen M. Rodin
           (973) 290-6000
November 4, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Mail stop: 4720
Attention: Mr. Jeffrey P. Riedler
                  Assistant Director

Re:	The Medicines Company Form 10-K for the Fiscal Year Ended December 31, 2008 Schedule 14A filed April 30, 2009 File Number: 000-31191
Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filing contained in a letter from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Glenn P. Sblendorio, Executive Vice President and Chief Financial Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated October 21, 2009.
All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information is in regular type. We hope this is helpful to you in reviewing this response letter.
Schedule 14A filed April 30, 2009
Annual Cash Bonus Plan, page 29

Mr. Jeffrey P. Riedler
November 4, 2009

1.	We note your response to our prior comment 3 and the following statement: “We note that in the proposed disclosure above, we did not include the specific minimum and maximum targets for each 2009 goal as we do not expect that they will be material to an investor’s understanding of the bonus plan or our compensation policies or decisions generally unless they are implicated in the decision of the compensation committee in determining the cash bonus to be paid or the overall company bonus factor.” We again advise you that in evaluating executive compensation disclosure we consider each element of the company’s compensation policies and practices material to the total mix of information needed to inform investors of the process undertaken by the compensation committee and the chief executive officer in making compensation decisions. We believe that the minimum and maximum targets for each 2009 goal are material to an understanding of your compensation plans, regardless of whether or not they are implicated in the final decision of the committee, and therefore ask that you provide proposed disclosure to be included in your next proxy statement quantifying the minimum and maximum targets for each goal. To the extent you are concerned about the release of our correspondence you may request confidential treatment pursuant to Rule 83.

Response:

We confirm that in our discussion of our annual cash bonus plan in the Compensation Discussion and Analysis section of our proxy statement, we will include disclosure quantifying the minimum and maximum targets for each 2009 goal.

We have included below a table that we propose to include in our discussion of our annual cash bonus plan in the Compensation Discussion and Analysis section of our 2010 proxy statement. This table would replace the listing of our corporate goals for 2009, which we proposed in our response to comment 3 in our September 16, 2009 letter to the Staff.
“The goals that the compensation committee approved for 2009 are listed below, with the target, minimum and maximum performance levels and the applicable award value for each goal.
Rule 83 Confidential Treatment Request by The Medicines Company
Request #1
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The Medicines Company respectfully requests that the bracketed information contained in Response 1 be treated as confidential information and that the Commission provide timely notice to The Medicines Company, Stephen M. Rodin, Associate General Counsel, 8 Sylvan Way, Parsippany, NJ 07054, (973)-290-6000 before it permits any disclosure of the bracketed information contained in Request #1 (Response 1).

Mr. Jeffrey P. Riedler
November 4, 2009

2.	We note your response to our prior comment 4; however, it does not appear that you have confirmed that in future proxy statements you will discuss the factors considered by the committee when the committee exercises its discretion in determining bonus payments. Please confirm that you will include such information in all future proxy statements, as applicable.

Response:

We confirm that in our discussion of our annual cash bonus plan in the Compensation Discussion and Analysis section of our 2010 proxy statement and in future proxy statements to the extent applicable we will discuss the factors considered by the compensation committee when the committee exercises its discretion in determining bonus payments under the plan.
* * * *
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.

Sincerely,
/s/ Glenn Sblendorio
Glenn P. Sblendorio
Executive Vice President & Chief Financial Officer

Enclosures

cc:	Paul M. Antinori, Esq. Stuart M. Falber, Esq. FOIA Office 100 F Street, NE Mail Stop 5100 Washington, D.C. 20549